EXHIBIT 11 — COMPUTATION OF EARNINGS PER SHARE

	Six Months Ended June 30,		Three Months Ended June 30,
(In thousands of dollars, except per share data)	2006	2005	2006	2005
Numerator:
Net income (loss)	$56,180	$11,620	$48,047	$17,512

Effect of dilutive securities — none	—	—	—	—

Numerator for net income per common share — diluted	$56,180	$11,620	$48,047	$17,512

Denominator:
Weighted average common shares	350,001	315,000	350,002	315,000

Effect of dilutive securities	1	—	1	—

Denominator for net income per common share — diluted	350,002	315,000	350,003	315,000

Net income (loss) per common share:

Basic	$.16	$.04	$.14	$.06

Diluted	$.16	$.04	$.14	$.06